FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934



                         For the month of November 2003
                                 6 November 2003



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5OD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing Notice of Results released on 6 November 2003




6 November 2003


                       British Sky Broadcasting Group plc

                        Notice of First Quarter Results


British Sky Broadcasting Group plc will be announcing first quarter results for the three months to 30 September 2003 on Friday 14 November 2003.



Enquiries:

UK/European:
Laura Martin, Portland
Tel: + 44 20 7421 6120
E-mail: laura.martin@portlandpr.co.uk

US:
John Sutton, Taylor Rafferty
Tel: +1 212 889 4350
E-mail: bskyb@taylor-rafferty.com




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 6 November 2003                        By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary